UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 ____________________

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-30414

ALR Technologies Inc.

(Exact name of registrant as specified in its charter)

7400 Beaufont Springs Drive Suite 300
Richmond, Virginia 23225
(804) 554-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*Effective November 7, 2022, the registrant and ALR Technologies SG Ltd. (“ALR Singapore”) completed a redomicile merger pursuant to which ALR Singapore acquired all of the issued and outstanding shares of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ALR Technologies Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 10, 2022

ALR Technologies Inc.

By:	/s/ Sidney Chan
Name:	Sidney Chan
Title:	Chairman and CEO